Richard A. Bailey
                           Gateway Distributors, Ltd.
                         3035 E. Patrick Lane, Suite 14
                             Las Vegas, Nevada 89120
                               Tel. (702) 938-9316

                               September 10, 2004


Ms.  Karen  J.  Garnett
Assistant  Director
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
Washington,  D.C.  20549



     Re:  Gateway  Distributors,  Ltd.
          Preliminary  Information  Statement
          File  No.  0-27879
          Filed  September  3,  2004



Dear  Ms.  Garnett:

     With respect to the above-captioned matter, please be advised that Gateway Distributors, Ltd. (the "Registrant") herby acknowledges the following:

          The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment in the proposed disclosure in the Schedule 14C do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Registrant's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, tel. (713) 237-3135. Thank you.

                                                  Very Truly Yours,

                                                  /s/ Richard A. Bailey

                                                  Richard A. Bailey


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